SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated July 9, 2010

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1429885	July 6, 2010
2.	HUG Regulatory Announcement	1429877	July 6, 2010

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Director/PDMR Shareholding
Released	14:27 06-Jul-2010
Number	HUG1429885

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(c) a disclosure made in accordance with section 793 of the Companies Act 2006 to the extent that it relates to the interests of a director or, as far as the issuer is aware, any connected person.

THESE ARE TRANSACTIONS NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

GREG MCCLATCHY (PDMR)

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

RELATES TO PERSON IN 3. ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO THE BENEFICIAL INTEREST OF PERSON IN 3. ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF FIVE PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

GREENWOOD NOMINEES LIMITED

8 State the nature of the transaction

ACQUISITION OF SHARES MADE UNDER THE ELEMENTIS US PENSION PLAN AND PURSUANT TO A TRADING PLAN ENTERED INTO ON 24TH JUNE 2010.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

47,667.416 SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0106%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

62.226 PENCE

14. Date and place of transaction

1st July 2010, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

71,180.42 SHARES (0.0159%)

16. Date issuer informed of transaction

6th July 2010

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved (*class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

None

24. Name of contact and telephone number for queries

WAI WONG, 020 7408 9303

Name and signature of duly authorised officer of *issuer* responsible for making notification

WAI WONG - COMPANY SECRETARY

Date of notification

6th July 2010

HUG#1429885

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Director/PDMR Shareholding
Released	14:23 06-Jul-2010
Number	HUG1429877

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(c) a disclosure made in accordance with section 793 of the Companies Act 2006 to the extent that it relates to the interests of a director or, as far as the issuer is aware, any connected person.

THESE ARE TRANSACTIONS NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

DENNIS VALENTINO (PDMR)

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

RELATES TO PERSON IN 3. ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO THE BENEFICIAL INTEREST OF PERSON IN 3. ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF FIVE PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

GREENWOOD NOMINEES LIMITED

8 State the nature of the transaction

ACQUISITION OF SHARES MADE UNDER THE ELEMENTIS US PENSION PLAN AND PURSUANT TO A TRADING PLAN ENTERED INTO ON 3RD MAY 2010.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

9,690.93 SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.002%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

62.226 PENCE

14. Date and place of transaction

1st July 2010, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

21,390.86 SHARES (0.0048%)

16. Date issuer informed of transaction

6th July 2010

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved (*class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

None

24. Name of contact and telephone number for queries

WAI WONG, 020 7408 9303

Name and signature of duly authorised officer of *issuer* responsible for making notification

WAI WONG - COMPANY SECRETARY

Date of notification

6th July 2010

HUG#1429877

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